

December 8, 2016

Mail Stop 4720

<u>Via E-mail</u>
Michael S. Chae
Chief Financial Officer
The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154

      Re: **The Blackstone Group L.P.**
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 26, 2016
              Form 10-Q for the Quarterly Period Ended September 30, 2016
              Filed November 8, 2016
              File No. 001-33551

Dear Mr. Chae:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-Q for the Quarterly Period Ended September 30, 2016</u>

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61</u>

<u>Private Equity, page 93</u>

1.   We note on page 80 that your Fee-Earning AUM for the Private Equity and Real Estate segments increased (decreased) by 35% and (2)% for the nine months ended September 30, 2016, respectively. We also note on pages 93 and 97 that your base management fees for the Private Equity and Real Estate segments increased by 10% and 28% for the nine months ended September 30, 2016, respectively. Please revise your segment analysis (for all segments) in future filings to provide a more granular discussion of the relationship (or correlation, if any) between Fee-Earning AUM and base management

fees. To the extent that the changes are not proportional, address the underlying reasons for the variability (e.g. lower or higher fee rates on Fee-Earning AUM inflows vs. outflows, timing of realizations, market appreciation (depreciation), etc.) and disclose the average or weighted-average fee rates.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Klein at (202) 551-3847 or me at (202) 551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services